November 19, 2008
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510
Attn: Mr. David R. Humphrey
Re: September 11, 2008 SEC Comment Letter
Sun-Times Media Group, Inc.
Form 10-K for the year ended December 31, 2007
File No. 001-14164
Dear Mr. Humphrey:
We are submitting this response to your letter dated September 11, 2008 with respect to your comments on the Sun-Times Media Group, Inc. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”). We understand and appreciate that the purpose of your review is to assist us in our compliance with applicable disclosure requirements and enhance the overall disclosures in our filings.
For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter and is followed by the Company’s responses.
Note 7 — Goodwill and Intangible Assets, page 74
1.	We note from Exhibit 99 to your Form 8-K filed August 8, 2008 that you are transforming yourselves from a print company with an online presence to a fully integrated, 24/7 news operation. And, while we note that the impairment analysis you have presented in your response to our previous comment 5 has determined that your net book value is less than your market capitalization, that analysis is overly simplistic in nature. Specifically, it appears that part of the value ascribed to your company may be attributable to your new line(s) of business. You have acknowledged this source of value in part by your response to our previous comment 7, indicating that some portion of advertising revenues has and will continue to migrate to the Internet or other new emerging media. As such, it appears you need to perform the analysis set forth in paragraph 21 of SFAS 142 based on two reporting units, newspapers and interactive media. Paragraph 30 of SFAS 142 indicates that a component of an operating segment may be considered a reporting unit if the component constitutes a business for which discreet financial information is available and management regularly reviews such information. Your inclusion of operating statistics, such as the percent of advertising revenue attributable to online advertising, indicates such information is available and is regularly reviewed. Further, paragraph 30 goes on to state that such components may be aggregated if they have similar economic characteristics. Your letter to shareholders referenced above indicates that these two components do not have similar economic characteristics as the “entire newspaper industry is in a deep recession, possibly the deepest in 70 years” but"[t]he online advertising market in the Chicago DMA was reported to be $890 million in 2007 and is growing well over 10 percent.” Accordingly, it appears a full impairment analysis based on two reporting units is required under SFAS 142. Please provide us with such an analysis. Specifically, please provide us with a revised impairment analysis detailing how you determined the fair value of each reporting unit under paragraph 19 of SFAS 142 and, if you determine that an impairment may exist, how you determined the implied fair value of each reporting unit under paragraph 20 of SFAS 142. We may have further comment upon receipt of your response.

2.	Your response to our previous comment 7 does not appear to support your assertion that your subscriber lists and advertising agreements recorded as intangible assets when originally acquired continue to have the value ascribed to them in your balance sheet at December 31, 2007, or will continue to provide cash flow for the extent of the currently assigned useful life of approximately 20 years. Please tell us how you determined your estimates of future cash flows for each intangible asset pursuant to paragraphs 16-21 of SFAS 144, and provide us with a summary of such estimates. In this regard, please show separately the cash flows expected to be generated by your newspaper and online businesses.
The Company has performed an impairment analysis of its long-lived assets, pursuant to SFAS 144, and goodwill, in accordance with SFAS 142, as of September 30, 2008, due to significant changes in the economic environment, the newspaper industry and the Company’s market capitalization, which has continued to decline in 2008. The Company’s inability to reliably forecast cash flows contributed to the conclusion that the intangible assets and goodwill are not recoverable and have been impaired. These factors and the impairment charges, for the entirety of the Company’s goodwill and intangible assets, are described in further detail in Footnote 3 to the Company’s condensed consolidated financial statements included in our Form 10-Q for the quarter ended September 30, 2008, which we filed on November 7, 2008. We believe that recognizing the impairment charge as disclosed in the aforementioned Form 10-Q is in keeping with the discussions held with you and your staff during the course of our telephonic conferences.
We have attempted to provide a clear, complete response and resolution/approach to each comment provided and thank you and your staff for working with us in this regard. In addition, we acknowledge that:
The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about our responses or would like to discuss any of our views further, please feel free to contact Thomas Kram, Controller and Chief Accounting Officer at 708-342-7878, on any accounting or disclosure matters, or James D. McDonough, Vice President, General Counsel and Secretary at 312-321-2949, on any legal matters.
Sincerely,

William G. Barker, III
Senior Vice President and Chief Financial Officer

cc:	Mr. Cyrus Freidheim, President and Chief Executive Officer

Mr. Graham W. Savage, Chairman — Audit Committee

KPMG LLP

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Mr. James D. McDonough, Vice President, General Counsel and Secretary

Mr. Thomas L. Kram, Controller and Chief Accounting Officer

3